October 10, 2022

Ms. Beverly Singleton

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Yong Bai Chao New Retail Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on March 31, 2022 Supplemental response letter dated September 14, 2022
File No. 000-56129

Dear Ms. Singleton:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated September 27, 2022 (the “Comment Letter”) to Yong Bai Chao New Retail Corporation (the “Company”) with respect to the supplemental response letter dated September 14, 2022 to Form 10-K filed with the Securities and Exchange Commission on March 31, 2022 (the “10-K”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth below, followed by the responses of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.

We have reviewed your response to comment number 1. To the extent your acquisition of Yong Bai Chao New Retail (Shenzhen) Co., Ltd. (“YBC”) or any other China-based entity acquisition has been consummated by the time your next Form 10-K is filed, we would expect you to fully comply with all of the requirements specified in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, such as those disclosure requirements pertaining to contractual arrangements between any Wholly Foreign-Owned Enterprise (“WFOE”) and the variable interest entities (“VIEs”), including providing a diagram of your corporate structure identifying the person or entity that owns the equity in each depicted entity, and a description of the conditions you expect to have satisfied for consolidation of the VIEs under U.S. GAAP, and to disclose that you will be the primary beneficiary of the VIEs for accounting purposes. Further, provide a clear description of how cash will be transferred through your organization, including any dividends or distributions that a subsidiary or consolidated VIE makes to you, and subsequent to U.S. investors. Also, disclose whether you have been or expect to be identified by the Commission under the HFCAA. We may have further comment upon review of your response and of the actual disclosures provided in your next Form 10-K.

Response: To the extent the Company’s acquisition of Yong Bai Chao New Retail (Shenzhen) Co., Ltd (“YBC”) or any other China-based entity (the “China-Based Business Combination”) has been consummated by the time the Company’s next Form 10-K is due, the Company will fully comply with all of the requirements specified in the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, such as those disclosure requirements pertaining to contractual arrangements between any Wholly Foreign-Owned Enterprise (“WFOE”) and the variable interest entities (“VIEs”), including providing a diagram of our corporate structure identifying the person or entity that owns the equity in each depicted entity, and a description of the conditions we expect to have satisfied for consolidation of the VIEs under U.S. GAAP, and a disclosure that we will be the primary beneficiary of the VIEs for accounting purposes. If the Company completes the China-Based Business Combination by the due date of the Company’s next Form 10-K, we will also provide a clear description of how cash will be transferred through our organization, including any dividends or distributions that a subsidiary or consolidated VIE makes to us, and subsequent to U.S. investors, and whether we have been or expect to be identified by the Commission under the HFCAA.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Fei Wang
Name:	Fei Wang
Title:	Chief Executive Officer